

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2022

Carsten Breitfeld
Global Chief Executive Officer
Faraday Future Intelligent Electric Inc.
18455 S. Figueroa Street
Gardena, CA 90248

> **Re: Faraday Future Intelligent Electric Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed October 7, 2022**
> **File No. 333-258993**

Dear Carsten Breitfeld:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1

Summary
Governance Changes - Governance Agreement with FF Top and FF Global and Director Resignations, page 2

1. Please revise your disclosure to reflect the governance changes and updates reported in your 8-K filed on October 18, 2022, and the Schedule 13D/A filed by FF Top on October 18, 2022. In addition, please revise to clarify when the 2022 AGM is expected to occur.

      Please contact Jennifer Angelini at 202-551-3047 or Erin Purnell at 202-551-3454 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Michael P. Heinz